

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2022

Bryan D. Murray
Chief Financial Officer
NETGEAR, INC.
350 East Plumeria Drive
San Jose, CA 95134

      Re: NETGEAR, INC.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed February 18, 2022
          File No. 000-50350

Dear Mr. Murray:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Manufacturing

cc: Andrew Kim